SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Parker Drilling Company

(Name of Subject Company (Issuer))

Parker Drilling Company

(Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

2.125% Convertible Senior Notes due 2012

(Title of Class of Securities)

701081AR2

(CUSIP Number of Class of Securities)

Jon-Al Duplantier

Senior Vice President and General Counsel

Parker Drilling Company

5 Greenway Plaza, Suite 100

Houston, Texas 77046

(281) 406-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

Telephone: (713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$125,000,000	$14,325.00

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended. Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of $125,000,000 aggregate principal amount of the issuer’s 2.125% Convertible Senior Notes due 2012 (the “Convertible Senior Notes”) at the tender offer price of $1,003.27 per $1,000 principal amount of such Convertible Senior Notes.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #2 for Fiscal Year 2012 issued by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed with the Securities and Exchange Commission (the “SEC”) by Parker Drilling Company, a Delaware corporation (“Parker” or the “Company”), in connection with Parker’s offer to purchase for cash any and all of its outstanding 2.125% convertible senior notes due 2012 (the “Convertible Senior Notes”), or such lesser principal amount of Convertible Senior Notes as is validly tendered and not validly withdrawn, for consideration per $1,000 principal amount of Convertible Senior Notes of $1,003.27, in addition to any accrued and unpaid interest from the most recent interest payment date to, but not including, the date that Parker accepts tendered Convertible Senior Notes for payment. Parker’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 11, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Parker Drilling Company. The address and telephone number of the issuer’s principal executive offices is set forth under Item 3.

(b) This Schedule TO relates to the Company’s Convertible Senior Notes, of which there was $125,000,000 aggregate principal amount outstanding as of April 10, 2012. The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The convertible notes are not listed on any national or regional securities exchange. There is no established public market for the convertible notes. The information set forth in the Offer to Purchase under “The Tender Offer — Market Price Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Parker is the filing person and subject company. The business address of Parker and of each of the persons listed in the table below is 5 Greenway Plaza, Suite 100, Houston, Texas 77046. Parker’s telephone number is (281) 406-2000. The information set forth in the Offer to Purchase under “Certain Information Concerning us” is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the following table sets forth the directors and executive officers of Parker. None of the following individuals owns any of the Convertible Senior Notes, nor has any such individual participated in any transaction involving the Convertible Senior Notes in the last 60 days.

Name	Position
Robert L. Parker Jr.	President, Chief Executive Officer and Director
W. Kirk Brassfield	Senior Vice President and Chief Financial Officer
Jon-Al Duplantier	Senior Vice President and General Counsel
Philip Agnew	Vice President, Technical Services
Philip A. Schlom	Principal Accounting Officer and Corporate Controller
Jonathan M. Clarkson	Director
George J. Donnelly	Director

Name	Position
John W. Gibson Jr.	Director
Robert W. Goldman	Director
Gary R. King	Director
Robert E. McKee III	Director
Richard D. Paterson	Director
Roger B. Plank	Director
R. Rudolph Reinfrank	Director

Item 4. Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	Description of the Convertible Notes;

•	The Tender Offer — Principal Amount of Convertible Notes;

•	The Tender Offer — Purpose of the Tender Offer; Certain Effects of the Tender Offer;

•	The Tender Offer — Procedures for Tendering Convertible Notes;

•	The Tender Offer — Withdrawal Rights;

•	The Tender Offer — Acceptance of Convertible Notes for Purchase and Payment of Purchase Price;

•	The Tender Offer — Source and Amount of Funds;

•	The Tender Offer — Material United States Federal Income Tax Consequences; and

•	The Tender Offer — Extension of the Tender Offer; Termination; Amendment.

(b) To the best of the Company’s knowledge, no Convertible Senior Notes are owned by, and Convertible Senior Notes will not be purchased from, any of the Company’s officers, directors or affiliates.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under “Description of the Convertible Notes” and the documents and information under “Certain Information Concerning Us — Incorporation by Reference” are incorporated herein by reference. The Company is a party to the following agreements, arrangements or understandings that involve the Convertible Senior Notes:

•

Indenture, dated as of July 5, 2007, among Parker Drilling Company, the guarantors from time to time party thereto and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

•

First Supplemental Indenture, dated as of June 2, 2008, among Parker Drilling Company, each of the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, supplementing the indenture dated July 5, 2007. (Filed as Exhibit (d)(2) to this Schedule To)

•

Second Supplemental Indenture, dated as of October 26, 2010, among Parker Drilling Company and The Bank of New York Mellon Trust Company, N.A., as trustee supplementing the indenture dated July 5, 2007 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on November 8, 2010).

•

Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Bank of America, N.A (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

•

Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Deutsche Bank AG London (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

•

Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

•

Confirmation of Issuer Warrant Transaction dated as of June 28, 2007, by and between Parker Drilling Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

•

Confirmation of Issuer Warrant Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Deutsche Bank AG London (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

•

Confirmation of Issuer Warrant Transaction dated as of June 28, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

•

Amendment to Confirmation of Issuer Warrant Transaction dated as of June 29, 2007, by and between Parker Drilling Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

•

Amendment to Confirmation of Issuer Warrant Transaction, dated as of June 29, 2007, by and between Parker Drilling Company and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

•

Amendment to Confirmation of Issuer Warrant Transaction, dated as of June 29, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

The Company also maintains certain plans and agreements with respect to its equity securities, and is party to agreements with respect to its debt securities. These plans and agreements are included as exhibits to this Schedule TO. For a description of the material terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 6, 2012, the Company’s Proxy Statement for its 2012 Annual Meeting of Stockholders filed with the SEC on March 16, 2011 or the exhibits to the filings incorporated by reference above.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth under “The Tender Offer — Purpose of the Tender Offer; Certain Effects of the Tender Offer” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under “The Tender Offer — Purpose of the Tender Offer; Certain Effects of the Tender Offer” in the Offer to Purchase is incorporated herein by reference.

(c)     (1) None.

(2) None.

(3) The information set forth under “The Tender Offer — Purpose of the Tender Offer; Certain Effects of the Tender Offer” and “The Tender Offer — Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) None.

(10) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth under “The Tender Offer —Conditions to the Tender Offer” and “The Tender Offer — Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) To the best of the Company’s knowledge, neither the Company, nor any of its executive officers, directors or affiliates, has any beneficial interest in any outstanding Convertible Senior Notes. No affiliate or associate or majority owned subsidiary of the Company and, to the best of the Company’s knowledge, no director or executive officer of any subsidiary of the Company has engaged in any transactions in the Convertible Senior Notes during the 60 days preceding the date of this Schedule TO.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under “The Tender Offer — Dealer Manager; Depositary; Information Agent; Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) The information set forth under “Certain Information Concerning Us” in the Offer to Purchase and the information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 are incorporated herein by reference.

(b) Not applicable.

(c) The information set forth under “Certain Information Concerning Us — Summary Historical Consolidated Financial Data” is incorporated herein by reference.

Item 11. Additional Information.

(a)(1) None.

(a)(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(a)(3) None.

(a)(4) None.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase dated April 11, 2012.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press Release dated April 11, 2012 announcing the commencement of the tender offer.

(a)(5)(ii)*	Press Release dated April 11, 2012 announcing the Company’s senior notes offering.

(b)	None.

(d)(1) †	Indenture, dated as of July 5, 2007, among Parker Drilling Company, the guarantors from time to time party thereto and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(2) *

First Supplemental Indenture, dated as of June 2, 2008, among Parker Drilling Company, each of the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, supplementing the indenture dated July 5, 2007.

(d)(3) †	Second Supplemental Indenture, dated as of October 26, 2010, among Parker Drilling Company and The Bank of New York Mellon Trust Company, N.A., as trustee supplementing the indenture dated July 5, 2007 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on November 8, 2010).

(d)(4) †	Indenture, dated March 22, 2010, among Parker Drilling Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 22, 2010).

(d)(5) †	Registration Rights Agreement, dated March 22, 2010, by and among Parker Drilling Company, the guarantors named therein, Bank of America Securities LLC, RBS Securities Inc., Barclays Capital Inc., Credit Suisse Securities (USA), Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Natixis Bleichroeder LLC and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 22, 2010).

(d)(6) †	Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Bank of America, N.A (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(7) †	Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Deutsche Bank AG London (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(8) †	Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(9) †	Confirmation of Issuer Warrant Transaction dated as of June 28, 2007, by and between Parker Drilling Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(10) †	Confirmation of Issuer Warrant Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Deutsche Bank AG London (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

Exhibit Number	Description

(d)(11) †	Confirmation of Issuer Warrant Transaction dated as of June 28, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(12) †	Amendment to Confirmation of Issuer Warrant Transaction dated as of June 29, 2007, by and between Parker Drilling Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(13) †	Amendment to Confirmation of Issuer Warrant Transaction, dated as of June 29, 2007, by and between Parker Drilling Company and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(14) †	Amendment to Confirmation of Issuer Warrant Transaction, dated as of June 29, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(15) †	Credit Agreement, dated as of May 15, 2008, among Parker Drilling Company, as Borrower, Bank of America, N.A., as Administrative Agent and L/C Issuer, the several banks and other financial institutions or entities from time to time parties thereto, ABN AMRO BANK N.V., as Documentation Agent, and Banc of America Securities LLC and Lehman Brothers Inc., as Joint Lead Arrangers and Book Managers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 21, 2008).

(d)(16) †	First Amendment to Credit Agreement, dated as of June 30, 2008, but effective as of May 15, 2008, among Parker Drilling Company, as Borrower, each lender from time to time party to the Credit Agreement, Bank of America, N.A., as Administrative Agent and an L/C Issuer, Lehman Commercial Paper Inc., as Syndication Agent, and ABN AMRO Bank N.V., as Documentation Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2011).

(d)(17) †	Consent and Second Amendment to Credit Agreement dated as of January 15, 2010, among Parker Drilling Company, as Borrower, each lender from time to time party to the Credit Agreement, Bank of America, N.A., as Administrative Agent and an L/C Issuer, and ABN AMRO Bank N.V., as Documentation Agent (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2011).

(d)(18) †	Third Amendment to Credit Agreement and Joinder dated as of April, 1, 2011, among Parker Drilling Company, as Borrower, each lender from time to time party to the Credit Agreement, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2011).

(d)(19) †	Fourth Amendment to Credit Agreement, dated as of April 9, 2012, among Parker Drilling Company, as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Bank of America N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 11, 2012).

(d)(20) †	Amended and Restated Parker Drilling Company Stock Bonus Plan effective as of January 1, 1999 (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q filed on May 14, 1999).

(d)(21) †	Parker Drilling Company Incentive Compensation Plan, dated December 17, 2008, and as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10(b) to the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(22) †	Parker Drilling Company Incentive Compensation Plan (as amended and restated effective January 1, 2009) (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(23) †	Parker Drilling Company Third Amended and Restated 1997 Stock Plan effective July 24, 2002 (incorporated by reference to Exhibit 10(e) to the Company’s Annual Report on Form 10-K filed on March 20, 2003).

Exhibit Number	Description

(d)(24) †	Form of Stock Option Award Agreement under the Parker Drilling Company Third Amended and Restated 1997 Stock Plan (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K filed on March 16, 2005).

(d)(25) †	Form of Stock Grant Award Agreement under the Parker Drilling Company Third Amended and Restated 1997 Stock Plan (incorporated by reference to Exhibit 10(n) to the Company’s Annual Report on Form 10-K filed on March 16, 2005).

(d)(26) †	Parker Drilling Company 2005 Long Term Incentive Plan 2005 LTIP (incorporated by reference to the Annex E to the Company’s Definitive Proxy Statement filed on March 25, 2005).

(d)(27) †	Amendment No. 1 to the Parker Drilling Company 2005 LTIP (incorporated by reference to Annex B to the Company’s Definitive Proxy Statement filed on March 21, 2008).

(d)(28) †	Second Amendment to the Parker Drilling Company 2005 LTIP, dated December 13, 2008 (incorporated by reference to Exhibit 10(j) to the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(29) †	Form of Parker Drilling Company Restricted Stock Agreement under the 2005 LTIP (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 3, 2005).

(d)(30) †	Form of Parker Drilling Company Performance Based Restricted Stock Agreement under the 2005 LTIP (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 3, 2005).

(d)(31) †	Parker Drilling Company 2010 Long-Term Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement filed on March 16, 2010).

(d)(32) †	Form of Parker Drilling Company Performance Unit Award Incentive Agreement under the 2010 LTIP (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(33) †	Form of Parker Drilling Company Restricted Stock Unit Incentive Agreement under the 2010 LTIP (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(34) †	Form of Parker Drilling Company Performance Unit Award Incentive Agreement under the 2010 LTIP (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(35) †	Form of Indemnification Agreement entered into between Parker Drilling Company and each director and executive officer of Parker Drilling Company (incorporated by reference to Exhibit 10(g) to the Company’s Annual Report on Form 10-K filed on March 20, 2003).

(d)(36) †	Employment Agreement, effective as of March 21, 2011, by and between Parker Drilling Company and Robert L. Parker, Jr. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 25, 2011).

(d)(37) †	First Amendment dated August 29, 2011 to First Amended and Restated Employment Agreement between Mr. Robert L. Parker Jr. and Parker Drilling Company, effective March 21, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 30, 2011).

(d)(38) †	Second Amendment dated as of March 5, 2012 to First Amended and Restated Employment Agreement between Parker Drilling Company and Robert L. Parker Jr. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 6, 2012).

Exhibit Number	Description

(d)(39) †	Employment Agreement, dated as of December 29, 2010, by and between Parker Drilling Company and W. Kirk Brassfield (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 4, 2011).

(d)(40) †	First Amendment dated August 29, 2011 to Employment Agreement between Mr. W. Kirk Brassfield and Parker Drilling Company, effective December 29, 2010 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on August 30, 2011).

(d)(41) †	Employment Agreement, effective as of March 21, 2011, by and between Parker Drilling Company and Jon-Al Duplantier (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 25, 2011).

(d)(42) †	Separation Agreement and Release dated as of March 5, 2012 between Parker Drilling Company and David C. Mannon (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 6, 2012).

(d)(43) †	Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr. dated April 12, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 12, 2006).

(d)(44) †	Amendment to Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr., effective as of May 1, 2008. (incorporated by reference to Exhibit 10(t) to the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(45) †	Second Amendment to Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr., dated May 1, 2009 (incorporated by reference to Exhibit 10(n)(3) to the Company’s Annual Report on Form 10-K filed on March 3, 2010).

(d)(46) †	Third Amendment to Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr. dated May 1, 2010 (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(47) †	Termination of Split Dollar Life Insurance Agreement between Parker Drilling Company, Robert L. Parker Sr., and Robert L. Parker Sr. and Catherine M. Parker Family Trust dated April 12, 2006 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 12, 2006).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.
*	Filed herewith.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Parker Drilling Company

By:	/s/ W. Kirk Brassfield
W. Kirk Brassfield
Senior Vice President and Chief Financial Officer

Dated: April 11, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase dated April 11 2012.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press Release dated April 11, 2012 announcing the commencement of the tender offer.

(a)(5)(ii)*	Press Release dated April 11, 2012 announcing the Company’s senior notes offering.

(b)	None.

(d)(1) †	Indenture, dated as of July 5, 2007, among Parker Drilling Company, the guarantors from time to time party thereto and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(2) *

First Supplemental Indenture, dated as of June 2, 2008, among Parker Drilling Company, each of the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, supplementing the indenture dated July 5, 2007.

(d)(3) †	Second Supplemental Indenture, dated as of October 26, 2010, among Parker Drilling Company and The Bank of New York Mellon Trust Company, N.A., as trustee supplementing the indenture dated July 5, 2007 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on November 8, 2010).

(d)(4) †	Indenture, dated March 22, 2010, among Parker Drilling Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 22, 2010).

(d)(5) †	Registration Rights Agreement, dated March 22, 2010, by and among Parker Drilling Company, the guarantors named therein, Bank of America Securities LLC, RBS Securities Inc., Barclays Capital Inc., Credit Suisse Securities (USA), Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Natixis Bleichroeder LLC and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 22, 2010).

(d)(6) †	Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Bank of America, N.A (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(7) †	Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Deutsche Bank AG London (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(8) †	Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(9) †	Confirmation of Issuer Warrant Transaction dated as of June 28, 2007, by and between Parker Drilling Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(10) †	Confirmation of Issuer Warrant Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Deutsche Bank AG London (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

Exhibit Number	Description

(d)(11) †	Confirmation of Issuer Warrant Transaction dated as of June 28, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(12) †	Amendment to Confirmation of Issuer Warrant Transaction dated as of June 29, 2007, by and between Parker Drilling Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(13) †	Amendment to Confirmation of Issuer Warrant Transaction, dated as of June 29, 2007, by and between Parker Drilling Company and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(14) †	Amendment to Confirmation of Issuer Warrant Transaction, dated as of June 29, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(15) †	Credit Agreement, dated as of May 15, 2008, among Parker Drilling Company, as Borrower, Bank of America, N.A., as Administrative Agent and L/C Issuer, the several banks and other financial institutions or entities from time to time parties thereto, ABN AMRO BANK N.V., as Documentation Agent, and Banc of America Securities LLC and Lehman Brothers Inc., as Joint Lead Arrangers and Book Managers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 21, 2008).

(d)(16) †	First Amendment to Credit Agreement, dated as of June 30, 2008, but effective as of May 15, 2008, among Parker Drilling Company, as Borrower, each lender from time to time party to the Credit Agreement, Bank of America, N.A., as Administrative Agent and an L/C Issuer, Lehman Commercial Paper Inc., as Syndication Agent, and ABN AMRO Bank N.V., as Documentation Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2011).

(d)(17) †	Consent and Second Amendment to Credit Agreement dated as of January 15, 2010, among Parker Drilling Company, as Borrower, each lender from time to time party to the Credit Agreement, Bank of America, N.A., as Administrative Agent and an L/C Issuer, and ABN AMRO Bank N.V., as Documentation Agent (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2011).

(d)(18) †	Third Amendment to Credit Agreement and Joinder dated as of April, 1, 2011, among Parker Drilling Company, as Borrower, each lender from time to time party to the Credit Agreement, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2011).

(d)(19) †	Fourth Amendment to Credit Agreement, dated as of April 9, 2012, among Parker Drilling Company, as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Bank of America N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 11, 2012).

(d)(20) †	Amended and Restated Parker Drilling Company Stock Bonus Plan effective as of January 1, 1999 (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q filed on May 14, 1999).

(d)(21) †	Parker Drilling Company Incentive Compensation Plan, dated December 17, 2008, and as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10(b) to the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(22) †	Parker Drilling Company Incentive Compensation Plan (as amended and restated effective January 1, 2009) (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

Exhibit Number	Description

(d)(23) †	Parker Drilling Company Third Amended and Restated 1997 Stock Plan effective July 24, 2002 (incorporated by reference to Exhibit 10(e) to the Company’s Annual Report on Form 10-K filed on March 20, 2003).

(d)(24) †	Form of Stock Option Award Agreement under the Parker Drilling Company Third Amended and Restated 1997 Stock Plan (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K filed on March 16, 2005).

(d)(25) †	Form of Stock Grant Award Agreement under the Parker Drilling Company Third Amended and Restated 1997 Stock Plan (incorporated by reference to Exhibit 10(n) to the Company’s Annual Report on Form 10-K filed on March 16, 2005).

(d)(26) †	Parker Drilling Company 2005 Long Term Incentive Plan 2005 LTIP (incorporated by reference to the Annex E to the Company’s Definitive Proxy Statement filed on March 25, 2005).

(d)(27) †	Amendment No. 1 to the Parker Drilling Company 2005 LTIP (incorporated by reference to Annex B to the Company’s Definitive Proxy Statement filed on March 21, 2008).

(d)(28) †	Second Amendment to the Parker Drilling Company 2005 LTIP, dated December 13, 2008 (incorporated by reference to Exhibit 10(j) to the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(29) †	Form of Parker Drilling Company Restricted Stock Agreement under the 2005 LTIP (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 3, 2005).

(d)(30) †	Form of Parker Drilling Company Performance Based Restricted Stock Agreement under the 2005 LTIP (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 3, 2005).

(d)(31) †	Parker Drilling Company 2010 Long-Term Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement filed on March 16, 2010).

(d)(32) †	Form of Parker Drilling Company Performance Unit Award Incentive Agreement under the 2010 LTIP (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(33) †	Form of Parker Drilling Company Restricted Stock Unit Incentive Agreement under the 2010 LTIP (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(34) †	Form of Parker Drilling Company Performance Unit Award Incentive Agreement under the 2010 LTIP (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(35) †	Form of Indemnification Agreement entered into between Parker Drilling Company and each director and executive officer of Parker Drilling Company (incorporated by reference to Exhibit 10(g) to the Company’s Annual Report on Form 10-K filed on March 20, 2003).

(d)(36) †	Employment Agreement, effective as of March 21, 2011, by and between Parker Drilling Company and Robert L. Parker, Jr. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 25, 2011).

(d)(37) †	First Amendment dated August 29, 2011 to First Amended and Restated Employment Agreement between Mr. Robert L. Parker Jr. and Parker Drilling Company, effective March 21, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 30, 2011).

(d)(38) †	Second Amendment dated as of March 5, 2012 to First Amended and Restated Employment Agreement between Parker Drilling Company and Robert L. Parker Jr. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 6, 2012).

Exhibit Number	Description

(d)(39) †	Employment Agreement, dated as of December 29, 2010, by and between Parker Drilling Company and W. Kirk Brassfield (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 4, 2011).

(d)(40) †	First Amendment dated August 29, 2011 to Employment Agreement between Mr. W. Kirk Brassfield and Parker Drilling Company, effective December 29, 2010 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on August 30, 2011).

(d)(41) †	Employment Agreement, effective as of March 21, 2011, by and between Parker Drilling Company and Jon-Al Duplantier (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 25, 2011).

(d)(42) †	Separation Agreement and Release dated as of March 5, 2012 between Parker Drilling Company and David C. Mannon (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 6, 2012).

(d)(43) †	Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr. dated April 12, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 12, 2006).

(d)(44) †	Amendment to Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr., effective as of May 1, 2008. (incorporated by reference to Exhibit 10(t) to the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(45) †	Second Amendment to Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr., dated May 1, 2009 (incorporated by reference to Exhibit 10(n)(3) to the Company’s Annual Report on Form 10-K filed on March 3, 2010).

(d)(46) †	Third Amendment to Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr. dated May 1, 2010 (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(47) †	Termination of Split Dollar Life Insurance Agreement between Parker Drilling Company, Robert L. Parker Sr., and Robert L. Parker Sr. and Catherine M. Parker Family Trust dated April 12, 2006 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 12, 2006).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.
*	Filed herewith.